# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Viper Energy, Inc., CIK 0002074176
CUSIP: 64361Q101
Title of class of securities: Class A Common Stock, par value $0.000001 per share
Address of issuer's principal executive offices: 500 West Texas Ave., Suite 100, Midland, Texas (TX), 79701
Date of event which requires filing of this statement: 08/03/2026
Amends the filing with accession number 0000950170-25-111487
Filed by CIK 0001539838
Persons authorized to receive notices and communications: Teresa L. Dick, Diamondback Energy, Inc., 900 NW 63rd Street, Suite 200, Oklahoma City, Oklahoma (OK), 73116, (432) 221-7400; Zachary S. Podolsky, Latham & Watkins LLP, 1271 Avenue of the Americas, New York, New York (NY), 10020, (212) 906-1200

## Reporting persons
- Diamondback Energy, Inc. (CIK 0001539838): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 142,156,718; shared voting power 0; sole dispositive power 142,156,718; shared dispositive power 0; aggregate amount beneficially owned 142,156,718 (42.2% of the class)
- Diamondback E&P LLC (CIK 0001590692): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,066,528; shared voting power 0; sole dispositive power 8,066,528; shared dispositive power 0; aggregate amount beneficially owned 8,066,528 (4% of the class)
- Endeavor Energy Resources, L.P. (CIK 0002068309): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 69,626,640; shared voting power 0; sole dispositive power 69,626,640; shared dispositive power 0; aggregate amount beneficially owned 69,626,640 (26.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.000001 per share
Name of issuer: Viper Energy, Inc.
Address of issuer's principal executive offices: 500 West Texas Ave., Suite 100, Midland, Texas (TX), 79701
Comment: This Amendment No. 3 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on August 26, 2025 (as amended, the "Schedule 13D"), relating to the Class A Common Stock, par value $0.000001 per share (the "Class A Common Stock") of Viper Energy, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information contained in Item 4 is incorporated by reference to this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Purchase Agreement

On August 3, 2026, the Issuer, as parent, and Viper Energy Partners LP, as buyer, entered into a definitive purchase agreement to acquire certain mineral and royalty interests from the Reporting Persons and related subsidiaries in exchange for 3,654,979 OpCo units and an equivalent number of shares of the Issuer's Class B Common Stock, subject to transaction costs and certain customary post-closing adjustments (the "Purchase Agreement"). The Purchase Agreement is expected to close in September.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Purchase Agreement. A copy of such agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.10: Purchase Agreement, dated as of August 3, 2026.

## Signatures
- Diamondback Energy, Inc.: /s/ Teresa L. Dick, Teresa L. Dick/Executive Vice President of Accounting and Assistant Secretary (08/05/2026)
- Diamondback E&P LLC: /s/ Teresa L. Dick, By: Diamondback Energy, Inc., its sole member, Teresa L. Dick/Executive Vice President of Accounting and Assistant Secretary (08/05/2026)
- Endeavor Energy Resources, L.P.: /s/ Teresa L. Dick, Teresa L. Dick/Executive Vice President of Accounting and Assistant Secretary (08/05/2026)